UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 3, 2019

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in a Report on Form 6-K furnished with the Securities and Exchange Commission (the “Commission”) on June 4, 2019, InterXion Holding N.V. (the “Company”) held an Annual General Meeting of Shareholders on June 28, 2019 (the “Annual General Meeting”). The proposals submitted to a vote by the shareholders at the Annual General Meeting had the following results:

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

The Dutch statutory annual accounts for the financial year ended December 31, 2018 were adopted by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	60,923,406	951,716	88,094

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

The members of the Company’s Board of Directors (the “Board”) were discharged from certain liabilities with respect to the exercise of their management and supervisory duties during the financial year ended December 31, 2018 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	61,774,196	97,922	91,098

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR

One non-executive director, Mr. Jean Mandeville, was re-appointed for a three-year term by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	56,826,117	3,061,155	2,075,944

PROPOSAL 4—RE-APPOINTMENT OF ONE EXECUTIVE DIRECTOR

One executive director, Mr. David Ruberg, was re-appointed for a three-year term by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	61,787,244	173,939	2,033

PROPOSAL 5—INCREASE IN ANNUAL COMPENSATION FOR OUR CHAIRMAN

The increase in the annual compensation for our Chairman was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	61,675,818	280,841	6,557

PROPOSAL 6—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

The award of restricted shares to the Company’s non-executive directors was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	51,452,078	10,503,919	7,219

PROPOSAL 7—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR FOR THE PERFORMANCE YEAR 2016

The award of 107,571 performance shares to the Company’s executive director for the 2016 performance year was approved by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	60,869,000	1,088,888	5,328

PROPOSAL 8—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the Annual General Meeting as the corporate body of the Company authorized to issue shares and grant rights to subscribe for up to 2,035,547 shares in relation to the Company’s employee incentive schemes by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	61,523,251	432,732	7,233

PROPOSAL 9—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES IN RELATION TO THE COMPANY’S EMPLOYEE INCENTIVE SCHEMES

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the Annual General Meeting as the corporate body of the Company authorized to restrict or exclude pre-emption rights in respect of any issuance of shares in relation to the Company’s employee incentive schemes by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	61,354,556	602,165	6,495

PROPOSAL 10—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES AND GRANT RIGHTS TO SUBSCRIBE FOR SHARES FOR GENERAL CORPORATE PURPOSES

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the Annual General Meeting as the corporate body of the Company authorized to issue shares and grant rights to subscribe for shares, up to 10% of the current issued share capital of the Company, by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	60,475,158	1,482,808	5,250

PROPOSAL 11—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO RESTRICT OR EXCLUDE PRE-EMPTION RIGHTS IN RESPECT OF ANY ISSUANCE OF SHARES FOR GENERAL CORPORATE PURPOSES

Shareholders approved the designation of the Board for a period of 18 months starting on the date of the Annual General Meeting as the corporate body of the Company authorized to restrict or exclude pre-emption rights in respect of any issuance of shares for general purposes by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	56,775,047	5,181,662	6,507

PROPOSAL 12—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2019

KPMG Accountants N.V. was appointed to audit the annual accounts for the financial year ending December 31, 2019 by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
61,963,216	60,240,962	1,717,853	4,401

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: July 3, 2019